SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Xylan Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

984151 10 0
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners IV
            Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,887,971
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,887,971
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,887,971

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.8% (1)

12)        TYPE OF REPORTING PERSON*

             PA





______________________
(1) See page 7 for information concerning Daniel J. Haggerty, who is an affiliate of the reporting person and who may be deemed to beneficially own more than five percent.



13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners
            Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,887,971
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,887,971
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,887,971

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.8% (1)

12)        TYPE OF REPORTING PERSON*

             PA






______________________
(1) See page 7 for information concerning Daniel J. Haggerty, who is an affiliate of the reporting person and who may be deemed to beneficially own more than five percent.





                                   13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    723,674
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 723,674
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             723,674

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             1.8% (1)

12)        TYPE OF REPORTING PERSON*

             PA






______________________
(1) See page 7 for information concerning Daniel J. Haggerty, who is an affiliate of the reporting person and who may be deemed to to beneficially own more than five percent.




                                   13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No.  41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    723,674
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 723,674
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             723,674

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             1.8% (1)

12)        TYPE OF REPORTING PERSON*

             PA






______________________
(1) See page 7 for information concerning Daniel J. Haggerty, who is an affiliate of the reporting person and who may be deemed to beneficially own more than five percent.




13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, L.L.C.
            Tax Identification No.  41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    37,205
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 37,205
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             37,205

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .1% (1)

12)        TYPE OF REPORTING PERSON*

             PA





______________________
(1) See page 7 for information concerning Daniel J. Haggerty, who is an affiliate of the reporting person and who may be deemed to to beneficially own more than five percent.




13G

CUSIP NO.  984151 10 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,682,442
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,682,442

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,682,442


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.7%*

12)        TYPE OF REPORTING PERSON*

             IN





______________________
* Mr. Haggerty is a managing partner of Itasca Partners and Itasca Partners V, both Minnesota limited partnerships, and a managing member of Itasca NEC, L.L.C., a Minnesota limited liability company. Itasca Partners is the managing partner of Norwest Equity Partners IV. Itasca Partners V is the managing partner of Norwest Equity Partners V. Itasca NEC, L.L.C. is the managing member of Norwest Equity Capital, L.L.C. Because of his affiliation with Norwest Equity Partners IV, Norwest Equity Partners V, and Norwest Equity Capital, L.L.C., and because of shares held in his individual capacity, Mr. Haggerty may be deemed to beneficially own an aggregate of 6.7% of the outstanding shares.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Xylan Corp

Item 1(b)  Address of Issuer's Principal Executive Offices:

           26679 West Agora Road
           Calabasas, CA  91302

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners IV
           2.  Itasca Partners
           3.  Norwest Equity Partners V
           4.  Itasca Partners V
           5.  Norwest Equity Capital, L.L.C.
           6.  Daniel J. Haggerty

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners IV
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  Norwest Equity Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  Itasca Partners V
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  Norwest Equity Capital, L.L.C.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           6.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402



Item 2(c)  Citizenship:

           1. Norwest Equity Partners IV: Minnesota limited partnership
           2.  Itasca Partners:  Minnesota corporation
           3. Norwest Equity Partners V: Minnesota limited partnership
           4.  Itasca Partners V:  Minnesota corporation
           5. Norwest Equity Capital, L.L.C.: Minnesota limited liability corporation
           6.  Daniel J. Haggerty:  United States citizen

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           984151 10 0

Item 3     Not Applicable

Item 4     Ownership:

           (1) Norwest Equity Partners IV: At December 31, 1996, Norwest Equity Partners IV owned 1,887,971 shares of common stock. This amount represented 4.8% of the total shares of common stock outstanding at that date. Norwest Equity Partners IV has no rights to acquire additional shares through the exercise of options or otherwise.

           (2) Itasca Partners: At December 31, 1996, Itasca Partners was deemed to own, by virtue of its affiliation with Norwest Equity Partners IV, 1,887,971 shares of common stock. This amount represented 4.8% of the total shares of common stock outstanding at that date.

           (3) Norwest Equity Partners V: At December 31, 1996, Norwest Equity Partners V owned 723,674 shares of common stock. This amount represented 1.8% of the total shares of common stock outstanding at that date. Norwest Equity Partners V has no rights to acquire additional shares through the exercise of options or otherwise.

           (4)  Itasca Partners V:  At December 31, 1996, Itasca
                Partners V was deemed to own, by virtue of its affiliation with Norwest Equity Partners V, 723,647 shares of common stock. This amount represented 1.8% of the total shares of common stock outstanding at that date.

           (5) Norwest Equity Capital, L.L.C: At December 31, 1996, Norwest Equity Capital, L.L.C. owned 37,205 shares of common stock. This amount represented .1% of the total shares of common stock outstanding at that date.

           (6) Itasca NEC, L.L.C: At December 31, 1996, Itasca NEC, L.L.C. owned 37,205 shares of common stock. This amount represented .1% of the total shares of common stock outstanding at that date.

           (7) Daniel J. Haggerty: At December 31, 1996, Daniel J. Haggerty was deemed to own an aggregate of 2,682,442 shares, as follows: (a) 2,648,850 shares by virtue of his affiliation with Norwest Equity Partners IV, Itasca Partners, Norwest Equity Partners V, Itasca Partners V and Itasca NEC, L.L.C., and (b) 33,592 shares held in his individual capacity. This amount represented 6.7% of the total shares of common stock outstanding at that date.

                The persons filing this statement other than Norwest Equity Partners IV, Itasca Partners, Norwest Equity Partners V, Itasca Partners V and Itasca L.L.C. disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Section 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 10, 1997

NORWEST EQUITY PARTNERS IV
NORWEST EQUITY PARTNERS V
NORWEST EQUITY CAPITAL, L.L.C.

By ITASCA PARTNERS and ITASCA PARTNERS V, as general partners of
NORWEST EQUITY PARTNERS IV and NORWEST EQUITY PARTNERS V, respectively



By:  /s/ Daniel J. Haggerty
         Daniel J. Haggerty, Managing Partner

By ITASCA NEC, L.L.C., as managing member of NORWEST EQUITY CAPITAL,
L.L.C.



By:  /s/ Daniel J. Haggerty
         Daniel J. Haggerty, Managing Member






AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners IV, Norwest Equity Partners V and Norwest Equity Capital, L.L.C. on their own behalf and on behalf of (a) Itasca Partners, a Minnesota partnership and general partner of Norwest Equity Partners IV, (b) Itasca Partners V, a Minnesota partnership and general partner of Norwest Equity Partners V, (c) Itasca NEC, L.L.C., a Minnesota limited liability company and managing member of Norwest Equity Capital, L.L.C., and (d) Daniel J. Haggerty, a managing partner of Itasca Partners and Itasca Partners V, and a managing member of Itasca NEC, L.L.C.

Dated:  February 10, 1997

NORWEST EQUITY PARTNERS IV
NORWEST EQUITY PARTNERS V
NORWEST EQUITY CAPITAL, L.L.C.

By ITASCA PARTNERS and ITASCA PARTNERS V, as general partners of
NORWEST EQUITY PARTNERS IV and NORWEST EQUITY PARTNERS V, respectively



By:  /s/ Daniel J. Haggerty
         Daniel J. Haggerty, Managing Partner

By ITASCA NEC, L.L.C., as managing member of NORWEST EQUITY CAPITAL,
L.L.C.



By:  /s/ Daniel J. Haggerty
         Daniel J. Haggerty, Managing Member